SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the year ended: December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to _________

Commission file number: 1-9410

COMPUTER TASK GROUP, INCORPORATED
401(K) RETIREMENT PLAN
(full title of the plan)

COMPUTER TASK GROUP, INCORPORATED
(name of issuer of securities held pursuant to the Plan)

800 Delaware Avenue
Buffalo, N.Y. 14209
(address of principal executive office of the issuer)

Computer Task Group, Incorporated
401(k) Retirement Plan

Financial Statements as of December 31, 2001
and 2000 and for the Year Ended December 31, 2001
and Independent Auditors' Report

COMPUTER TASK GROUP, INCORPORATED 401(K) RETIREMENT PLAN

TABLE OF CONTENTS
Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-6
SUPPLEMENTAL SCHEDULE:
Schedule of Assets Held for Investment Purposes at December 31, 2001	7

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator of
Computer Task Group, Incorporated
401(k) Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of Computer Task Group, Incorporated 401(k) Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Computer Task Group, Incorporated 401(k) Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001 and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Buffalo, New York
June 14, 2002

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITSz DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS

Investments at market value:
Mutual funds	$114,167,625	$126,615,077
Employer securities	1,079,962	955,021
Participant loans	2,014,121	2,551,621
	117,261,708	130,121,719

CASH AND CASH EQUIVALENTS	13,059,153	10,347,625

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$130,320,861	$140,469,344

See notes to financial statements.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEAR ENDED DECEMBER 31, 2002
2001
SOURCES OF NET ASSETS
Employee contributions	$11,615,474
Employer contributions	1,899,700
Interest and dividend income	3,179,510
Net depreciation in fair value of investments	(14,168,579)
Transfers in from other plans	6,494,767

Total sources of net assets	9,020,872

APPLICATIONS OF NET ASSETS:
Termination benefits and withdrawal payments	(19,135,345)
Administrative expenses	(34,010)

Total applications of net assets	(19,169,355)

DECREASE IN NET ASSETS	(10,148,483)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	140,469,344

End of year	$130,320,861

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2001

1.       DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Incorporated 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code. The Plan is funded by employee and employer contributions and covers all employees of Computer Task Group, Incorporated ("CTG") who complete one hour of service. Broker commissions associated with investment transactions are paid by the Plan. The assets of the Plan are maintained in mutual funds and employer stock held by Fidelity Management Trust Company ("Fidelity"). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions - The Plan provides for employee pre-tax contributions of 1% to 18% of salary, up to the maximum annual limitations allowed by the Internal Revenue Code. The Company may contribute one-half of each participant's elective contribution, not to exceed 2% of compensation for employees who work at least 1 hour during the Plan year. In addition, the Plan may contribute a discretionary supplemental matching contribution. The supplemental matching contribution is equal to one-half of each participant's elective contribution greater than 4%, but less than 6% of compensation for employees who work at least 1,000 hours during the Plan year, and complete one year of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Participants become 50% vested in employer contributions after three years of service and fully vested after four years of service. Should the Plan be deemed top-heavy, an alternate vesting schedule will apply for those top-heavy years.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

Forfeitures - Amounts forfeited by participants are used to reduce future employer contributions. For the year ended December 31, 2001, forfeited nonvested accounts totaled $2,151,150.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant's normal retirement date or actual retirement date occurs. The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan's trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $5,000. If the participant elects to keep their vested interest in the Plan, the participant's account will continue to receive its share of earnings and losses.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.

Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Market Risk Factors - The Plan invests in various securities including mutual funds and employer securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments - The Plan's assets are invested in the common stock of Computer Task Group, Incorporated and several mutual funds through Fidelity Management Trust Company, the Plan custodian and trustee. All investments are presented at market value based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:
	December 31,
	2001	2000
Fidelity Magellan Fund	$36,937,794	$44,367,507
Fidelity Growth and Income Fund	20,507,985	22,916,203
Fidelity Investment Grade Bond Fund	7,891,029	--
Fidelity Asset Manager Growth Fund	10,788,208	12,483,531
Fidelity Retirement Money Market Fund	12,947,856	10,347,625
Fidelity Blue Chip Fund	--	7,347,980
Fidelity Overseas Fund	--	8,257,837

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) net depreciation in value in 2001 was $14,168,579, summarized as follows:

2001
Mutual funds	$(14,244,771)
Employer securities	76,192

Total depreciation	$(14,168,579)

4.       PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $34,010 for the year ended December 31, 2001. The Plan also invests in CTG common stock. CTG is the Plan sponsor, and therefore, transactions qualify as party-in-interest. Investment loss, net from investments sponsored by Fidelity Management Trust Company and CTG amounted to $10,835,310 for the year ended December 31, 2001.

5.       TAX STATUS

The Internal Revenue Service has issued a favorable determination letter dated July 29, 1994 on the tax status of the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, income taxes have not been provided for in the accompanying financial statements as applicable federal and state regulations exempt the Plan and related trust fund from such taxes.

******

COMPUTER TASK GROUP, INCORPORATED 401(K) RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2001
Description of Asset	Current Fair Value

Trust Company:

Franklin Small Cap Growth Fund	$673,289
Fidelity Magellan Fund *	36,937,794
Fidelity Contrafund *	4,056,498
Fidelity Equity Inc Fund *	235,543
Fidelity Investment Grade Bond Fund *	7,891,029
Fidelity Growth and Income Fund *	20,507,985
Fidelity Overseas Fund *	6,050,625
Fidelity Balanced Fund *	6,700,525
Fidelity Blue Chip Fund *	6,015,707
Fidelity Asset Manager Fund *	5,158,162
Fidelity Asset Manager Growth Fund *	10,788,208
Fidelity Low-Priced Stock Fund *	3,948,267
Fidelity Asset Manager Income Fund *	1,340,353
Spartan U.S. Equity Index Fund *	3,850,878
CTG Stock Fund *	1,204,021
Fidelity Retirement Money Market Fund *	12,947,856
Participant Loan Fund	2,014,121

$130,320,861

* The above named institution is a party-in-interest.

Exhibits:

Exhibit 23 - Consent of Deloitte & Touche LLP, Independent Auditors

Signatures:

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(K) RETIREMENT PLAN

By: /s/ Rosemarie Weinstein
Date: June 27, 2002

Name: Rosemarie Weinstein
Title: Member, Retirement Plan Committee